VIA FAX, MAIL AND ELECTRONIC MAIL

August 11, 2010

Melissa Campbell Duru Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549-3628 Mail Stop 3030

Re:	China Ceramics Co., Ltd. Schedule TO-I Filed July 27, 2010 File No. 005-85253

Dear Ms. Duru:

On behalf of our client, China Ceramics Co., Ltd., a British Virgin Islands business company (the “Company”), we hereby provide responses to comments issued in a letter dated August 3, 2010 (the “Staff’s Letter”) regarding the Company’s Schedule TO-I and related exhibits (the “Tender Offer Documents”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Tender Offer Documents, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis.  The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.

The Company’s responses to the Staff’s comments set forth in the Staff’s Letter are as follows:

Schedule TO-I

Exhibit 99(a)(1)(A). Offer to Exchange

Cover page

1.
We note the highlighted text on the cover page disclosing that offers will not be made and tenders will not be accepted from holders in the specified jurisdictions outlined.  Please clarify, if true, that you are referring to a U.S. state and not a non-U.S. jurisdiction.  If not, please advise us how you are complying with the all-holders provision in Exchange Act Rule 13e-4(0(8)(i).  We view Exchange Act Rule l3e-4(t)(9)(ii) as permitting the exclusion of only those holders residing in a U.S. state where the issuer is prohibited from making the tender offer pursuant to applicable law.

COMPANY RESPONSE:  The Company confirms that the highlighted text on the cover page disclosing that offers will not be made and tenders will not be accepted from holders in the jurisdictions outlined refers only to a U.S. state and not a non-U.S. jurisdiction.  Changes in response to the Staff’s comment and to reflect the foregoing have been made on the cover page of the Offer to Exchange.

2.	Please update your disclosure throughout to disclose that the registration statement registering shares issuable upon exercise of the warrants was declared effective on July 29, 2010.

COMPANY RESPONSE: The Company has updated the disclosure throughout the Offer to Exchange to disclose that the registration statement registering shares issuable upon exercise of the warrants was declared effective on July 29, 2010.

Financial Information Regarding the Company, page 13

3.
Consistent with the requirements of Item 1010 (c) of Regulation M-A, please revise to include the summary financial statements required by that item. Refer to the Division of Corporation Finance Manual of Publicly Available Telephone Interpretations, Third Supplement (July 2001) at 117 and H.9 available at http://www.sec.gov/interns/telephone/phonesupp1ement3.htm4qjk7.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made in the Offer Letter under “The Offer, Section 9. Financial Information Regarding the Company.”

4.
Please refer to our prior comment. Please provide pro forma financial information in accordance with Item 1010(b) of Regulation M-A. Alternatively, please explain why pro forma financial statements are not material.

COMPANY RESPONSE:  The Company does not believe that pro forma financial information is material, because the Company’s warrant holders are receiving the very securities, i.e., ordinary shares, underlying the warrants.  The only effect that the tender offer will have on the Company's capitalization will be an increase in the number of shares outstanding, which presumably has been reflected in the market price for the shares since the tender offer was announced.  On August 4, 2010, the market price of the Company’s shares ($5.79) exceeded the total price of four warrants exchangeable for a share ($1.36 x 4 = $5.44), which a warrant holder can determine from readily available market information.  Pro forma information, which would show no changes, except for the number of shares (and warrants) outstanding and a concomitant reduction in earnings per share, would not be material to a warrant holder's decision whether to tender.

Warrant Holder Lock Up Agreements, page 13

5.
We note the lock up agreements entered into with respect to warrant holders who hold approximately 49.5% of the outstanding warrants. Supplementally advise us of the negotiations that preceded the execution of the lock up agreements. For example, advise us of the total number of persons contacted (i.e., including any persons who chose not to execute a lock up) and whether all persons who executed lock ups are accredited investors. Also, please tell us whether you considered if a tender offer had commenced at the time of the negotiation and execution of the lock up agreements.

COMPANY RESPONSE: Prior to the execution of the lock-up agreements, the Company contacted the applicable warrant holder and asked that person to sign a short-term confidentiality and non-trading agreement without indicating to the warrant holder the nature of the discussions to take place.  After such an agreement was executed, the Company initiated discussions with the warrant holder regarding what terms would be acceptable to the warrant holder in an exchange offer.  After negotiation with the warrant holders, the Company provided each of the warrant holders with a form of lock-up agreement with the exchange ratio agreed upon.  Only 14 warrant holders were approached to execute lock-up agreements (of which 12 entered into lock-up agreements), 2 of whom were current directors of the Company and 4 of whom were former officers and/or directors (not including the current directors) of a predecessor to the Company.  Each warrant holder other than officers or directors of the Company and/or of a predessor entity, beneficially owned at least 345,000 warrants.  All of such persons were believed by the Company to be, and each represented to the Company that they were, accredited investors.  All but 2 persons approached entered into lock-up arrangements with the Company.

The Company does not believe that a tender offer had commenced at the time of the negotiation and execution of the lock-ups, because those activities did not meet the eight factor test set forth in Wellman v. Dickinson, 475 F.Supp. 783 (SDNY 1979); aff’d on other grounds, 682 F.2d 355 (2nd Cir. 1982, cert. denied, 460 U.S. 1069 (1983), but modified, as discussed below, by Hanson Trust v. SCM Corp., 774 F.2d 47 (2nd Cir. 1985)).  Such eight factors are as follows: (i) active and widespread solicitation of public stockholders for the shares of the issuer; (ii) solicitation made for a substantial percentage of the issuer’s stock; (iii) offer to purchase made at a premium over the prevailing market price; (iv) terms of the offer are firm rather than negotiable; (v) offer contingent on the tender of a fixed number of shares, often subject to a maximum number to be purchased; (vi) offer open for a limited period of time; (vii) offeree subject to pressure to sell its stock; and (viii) public announcements of a purchasing program concerning the subject company preceding or accompanying a rapid accumulation of a large amount of the subject company’s securities.

The above-referenced eight factor test was supplemented in Hanson Trust. In Hanson Trust, the court held that “since the purpose of §14(d) is to protect the ill-informed solicitee, the question of whether a solicitation constitutes a ‘tender offer’ within the meaning of §14(d) turns on whether, viewing the transaction in light of the totality of the circumstances, there appears to be a likelihood that unless the pre-acquisition filing strictures of [the Securities Exchange Act] are followed there will be a substantial risk that solicitees will lack information needed to make a carefully considered appraisal of the proposal put before them.” Hanson Trust, 774 F.2d at 57. The Second Circuit in Hanson Trust found a tender offer did not exist because almost all of the solicitees in the case were highly sophisticated investors who had knowledge in the market place and were well aware of essential facts needed to appraise the offer of the acquirer.  Below is an analysis of the eight factor test as applied to the facts of this case.

1.
Active and widespread solicitation of public stockholders for the shares of an issuer.  There was no active or widespread solicitation of warrant holders.  Only 14 warrant holders were contacted about the potential exchange offer by the Company, of which 2 were current directors of the Company and an additional 4 were officers and/or directors of a predecessor company, and no public announcement of the potential exchange offer was made.  In order to insure that the information was not made public prior to the Company formally launching the exchange offer, each of the warrant holders signed a confidentiality and non-trading agreement prior to entering into negotiations with the Company.  Therefore, there was no widespread solicitation of public warrant holders.

2.
Solicitation made for a substantial percentage of the issuer’s stock.  Although the holders of a substantial percentage of the outstanding warrants were solicited (approximately 49.5%), the lock-up agreements entered into by the Company provided that the agreements would terminate within a specified period of time if the Company did not launch an exchange offer open to all holders of the Company’s warrants.

3.	Offer to purchase made at a premium over the prevailing market price. The offer was made at a premium to the then prevailing market price.

4.
Terms of the offer are firm rather than negotiable. The Company negotiated the terms of the exchange with the warrant holders in an attempt to obtain the most favorable exchange ratio for the Company.  Once it entered into the lock-up arrangements, however, the Company used the most favorable exchange ratio (from the perspective of the warrant holders) negotiated, since that would be the amount used in the exchange offer.

5.
Offer contingent on the tender of a fixed number of shares, often subject to a fixed maximum number to be purchased. Entry into the lock-up arrangements was not conditioned on a fixed number of warrants being locked-up, and therefore, this condition was not satisfied in connection with the pre-public filing of the Schedule TO.  In addition, the condition that a minimum number of warrants be tendered in the exchange offer was required to be included by the warrant holders entering into lock-up arrangements.  Such term was not proposed by the Company.

6.	Offer open only a limited period of time. The Company did not impose any deadline on negotiations of the lock-up agreements.

7.
Offeree subjected to pressure to sell its stock.  There was no pressure for warrant holders to enter into lock-up agreements since if a warrant holder did not enter into a lock-up agreement, such warrant holder would be offered the same consideration as the other warrant holders in connection with the public exchange offer.

8.
Public announcements of a purchasing program concerning the subject company preceding or accompanying a rapid accumulation of a large amount of the subject company’s securities. The Company did not make a public announcement relating to the lock-up arrangements or that it intended to enter into an exchange offer.  In addition, the lock-up arrangements only provided that the warrants would be sold to the Company if certain conditions were met, including that such warrant holders would tender their warrants in a public exchange offer that the Company might launch, provided that it was launched in a certain period of time.

Therefore, entry into the lock-up arrangements should not be considered a tender offer since only two (factors 2 and 3) of the eight factors were met in connection with the entry into the lock-up agreements.

Extensions; Amendments Conditions, Termination. page 14

6.
As the filing persons are aware, a tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification of whether or not the conditions have been satisfied. Please refer to condition (A) on page 7 of the Offer to Exchange. As drafted, disclosure regarding actions which “directly or indirectly challenge[] the making of the Offer...,” is overly broad. In contrast, we note that condition (A) on page 14 of the Offer to exchange is appropriately limited by noting that the condition will be asserted if it is “reasonably expected” that the specified actions will directly or indirectly challenge the making of the Offer. Please revise disclosure to consistently present condition (A) and ensure the condition incorporates an objective standard, such as a standard of reasonableness, against which the filing persons’ discretion may be judged.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made in the Offer Letter under “The Offer, Section 2. Procedure for Tendering Warrants, B. Conditions of the Offer.”

Additional Information; Miscellaneous, page 17

7.
Please revise to clarify that you will amend the Schedule TO to include material updates, inclusive of updated interim financial statements to the extent they are filed on Form 6-K or made publicly available in the British Virgin Islands. We refer you to General Instruction F of Schedule TO and your obligation under Exchange Act Rule 13e-4(c)(3) to amend the Schedule to reflect a material change in the information previously disclosed.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made in the Offer Letter under “The Offer, Section 13. Additional Information; Miscellaneous.”

The Company acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your prompt attention to this filing would be greatly appreciated.  Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4866.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Loeb & Loeb LLP